03014691

VF3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WS Griffith Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Founders Plaza
(No. and Street)

East Hartford (City) CT (State) 06102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Miller 619.285.6111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

750 B Street (Address) San Diego (City) CA (State) 92101 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2003

OATH OR AFFIRMATION

I, Laura Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WS Griffith Securities, Inc., as of December 31, 2002, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDITHA T. WONG
Commission # 1375458
Notary Public - California
San Diego County
My Comm. Expires Sep 17, 2006

Notary Public 2/27/03

Signature

Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WS Griffith Securities, Inc.

An indirect wholly owned subsidiary of The Phoenix Companies, Inc.

Report on Consolidated Financial Statements and Additional Information

For the Years Ended December 31, 2002 and 2001

WS Griffith Securities, Inc.
An indirect wholly owned subsidiary of The Phoenix Companies, Inc.
Table of Contents, Consolidated Financial Statements
December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego CA 92101
Telephone (619) 744 8000

Report of Independent Accountants

To the Board of Directors and Stockholder of
WS Griffith Securities, Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the consolidated financial position of WS Griffith Securities, Inc. (an indirect wholly owned subsidiary of The Phoenix Companies, Inc.) and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 5, 2003

WS Griffith Securities, Inc.

An indirect wholly owned subsidiary of The Phoenix Companies, Inc.

Consolidated Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 4,281,000	$ 5,026,000
Restricted cash	20,000	20,000
Accounts receivable		
Commissions	2,141,000	2,198,000
Due from clearing broker	542,000	477,000
Due from affiliate	1,352,000	2,233,000
Other, net of allowance for doubtful accounts of $42,000 and $26,000	60,000	45,000
Prepaid expenses	524,000	451,000
Securities owned, at market value	2,344,000	2,070,000
Deferred income taxes	92,000	371,000
Equipment, at cost, less accumulated depreciation of $915,000 and $462,000	915,000	1,243,000
Income taxes recoverable from Parent	1,152,000	561,000
Other assets	503,000	930,000
Total assets	$ 13,926,000	$ 15,625,000
Liabilities and Stockholder's Equity		
Commissions payable	$ 2,677,000	$ 2,700,000
Due to Phoenix Life Insurance Company	3,063,000	3,619,000
Accounts payable and accrued expenses	293,000	842,000
Total liabilities	6,033,000	7,161,000
Commitments and contingent liabilities (Note 9)		
Stockholder's equity		
Common stock, $1.00 par value, authorized 1,100,000 shares; 247,439 shares issued and outstanding	247,000	247,000
Additional paid-in capital	5,408,000	5,408,000
Retained earnings	2,238,000	2,809,000
Total stockholder's equity	7,893,000	8,464,000
Total liabilities and stockholder's equity	$ 13,926,000	$ 15,625,000

The accompanying notes are an integral part of these consolidated financial statements.

WS Griffith Securities, Inc.

An indirect wholly owned subsidiary of The Phoenix Companies, Inc.

Consolidated Statements of Operations

For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$63,499,000	$ 74,495,000
Interest and dividends	150,000	377,000
Investment gains (losses)	97,000	(33,000)
Other, net	549,000	647,000
	64,295,000	75,486,000
Expenses		
Commissions	50,328,000	60,558,000
Processing charges	143,000	864,000
Operating and administrative charges from PLIC	5,038,000	4,670,000
Compensation and employee benefits	4,900,000	4,481,000
General and administrative	2,458,000	2,688,000
Legal fees	151,000	216,000
Registration fees	536,000	569,000
Clearing fees	1,103,000	1,021,000
Other	531,000	672,000
	65,188,000	75,739,000
Loss before income taxes	(893,000)	(253,000)
Income tax benefit	(322,000)	(54,000)
Net loss	$ (571,000)	$ (199,000)

The accompanying notes are an integral part of these consolidated financial statements.

WS Griffith Securities, Inc.

An indirect wholly owned subsidiary of The Phoenix Companies, Inc.

Consolidated Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance at December 31, 2000	247,439	$ 247,000	$ 2,591,000	$ 3,008,000	$ 5,846,000
Capital contribution by parent	-	-	2,817,000	-	2,817,000
Net loss	-	-	-	(199,000)	(199,000)
Balance at December 31, 2001	247,439	247,000	5,408,000	2,809,000	8,464,000
Net loss	-	-	-	(571,000)	(571,000)
Balance at December 31, 2002	247,439	$ 247,000	$ 5,408,000	$ 2,238,000	$ 7,893,000

The accompanying notes are an integral part of these consolidated financial statements.

WS Griffith Securities, Inc.
An indirect wholly owned subsidiary of The Phoenix Companies, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net loss	$ (571,000)	$ (199,000)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	453,000	338,000
Deferred income taxes	279,000	505,000
Reinvestment of dividends from securities	(87,000)	(97,000)
Unrealized investment losses (gains)	(97,000)	33,000
Changes in assets and liabilities		
Receivables - commissions	57,000	(1,145,000)
Receivables - clearing broker	(65,000)	1,471,000
Receivables - affiliate	881,000	2,648,000
Receivables - other	(15,000)	345,000
Prepaid expenses	(73,000)	(53,000)
Securities owned, at market value	(90,000)	(57,000)
Income taxes recoverable from Parent	(591,000)	(580,000)
Other assets	427,000	(448,000)
Commissions payable	(23,000)	201,000
Due to Phoenix Life Insurance Company	(556,000)	(3,566,000)
Accounts payable and accrued expenses	(549,000)	(1,852,000)
Net cash used in operating activities	(620,000)	(2,456,000)
Cash flows from investing activities		
Purchases of equipment	(125,000)	(1,241,000)
Net cash used in investing activities	(125,000)	(1,241,000)
Cash flows from financing activities		
Capital contributions by parent	-	2,817,000
Net cash provided by financing activities	-	2,817,000
Net decrease in cash and cash equivalents	(745,000)	(880,000)
Cash and cash equivalents at beginning of year	5,026,000	5,906,000
Cash and cash equivalents at end of year	$ 4,281,000	$ 5,026,000
Supplemental cash flow information		
Income taxes paid	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

WS Griffith Securities, Inc. (the "Company") is a full-service broker/dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is selling a variety of investment products including mutual funds, variable annuities and limited partnership interests (the "investment products") through its registered sales agents. Among products that the Company sells are shares of mutual funds sponsored by Phoenix Investment Partners (the "Affiliate"), and variable annuities of Phoenix Life Insurance Company ("Phoenix Life Insurance Company" or "PLIC"). The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis.

The Company is a wholly owned subsidiary of WS Griffith Advisors, Inc., which is a wholly owned subsidiary of Phoenix Distribution Holding Company. Phoenix Distribution Holding Company is a wholly owned subsidiary of The Phoenix Companies, Inc. (the "Parent"). The Affiliate is a non-wholly owned subsidiary of Phoenix Life Insurance Company, which is a wholly owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries (all inactive). All significant intercompany accounts and transactions have been eliminated.

Reclassifications
Certain reclassifications have been made to the 2001 financial statements to conform with the 2002 presentation.

Revenue and Expense Recognition
The Company earns commissions from the Affiliate, Phoenix Life Insurance Company and other distributors, adjusted for various fees, on the sales of investment products. The Company then pays commissions to its registered sales agents. Commissions on insurance products are recorded when accepted by the insurance company. All other commissions and fees are recorded on a trade-date basis.

Cash and Cash Equivalents
Cash and cash equivalents are defined as short-term investments having an original maturity of three months or less.

Commissions Receivable and Commissions Payable
Commissions receivable represents commissions due the Company from the issuer of the investment product. Commissions payable represent liabilities for commissions due to registered sales agents. The payable is recorded concurrently with the receivable.

Securities Owned
Securities owned, which consists primarily of a tax-exempt bond mutual fund, are valued at market with unrealized gains and losses reflected in the statement of operations.

Fixed Assets
Fixed assets are recorded at cost. Depreciation is computed using the straight-line method with asset lives ranging from three to seven years. When assets are retired or sold, the assets and related accumulated depreciation are removed from the respective accounts and any profit or loss on the disposition is credited or charged to income.

Income Taxes
The Company is included in a consolidated federal income tax return filed by the Parent. The allocation of the consolidated tax, based upon the federal tax allocation agreement, is the amount of the tax determined as if the Company filed a separate federal income tax return. The agreement provides that any liability, benefit or tax credit resulting from the Company's separate tax position will be settled currently with the Parent, to the extent used in the consolidated return.

The Company files separate tax returns for all states where its agencies are located, except Connecticut. The Company is a member of the State of Connecticut combined return filed by the Parent.

The Company provides for federal and state deferred income taxes on the asset and liability approach, which requires the recognition of deferred income tax assets and liabilities. Deferred income taxes are generally recognized when assets and liabilities have different carrying values for income tax and financial reporting purposes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Equipment

Equipment consists of the following at December 31, 2002 and 2001:

	2002	2001
Furniture	$ 490,000	$ 478,000
Computer hardware and software	1,268,000	1,155,000
Leasehold improvements	72,000	72,000
	1,830,000	1,705,000
Less accumulated depreciation and amortization	(915,000)	(462,000)
	$ 915,000	$ 1,243,000

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15-to-1. At December 31, 2002, the Company had net capital of $1,832,000, which exceeded the minimum net capital requirement by $1,430,000. The Company's ratio of aggregate indebtedness to net capital was 3.29 to 1 at December 31, 2002.

5. Transactions with Phoenix Life Insurance Company and Affiliate

Concession revenues for the years ended December 31, 2002 and 2001 include $1,845,000 and $2,625,000, respectively, earned on sales of mutual funds sponsored by the Affiliate, and $19,900,000 and $27,071,000, respectively, earned from the Affiliate for sales of variable annuity products sponsored by Phoenix Life Insurance Company and sold by the Company on behalf of the Affiliate which is the distributor of the products. Commission expenses for the years ended December 31, 2002 and 2001 included $19,900,000 and $27,071,000, respectively, paid on sales of variable annuity products sponsored by Phoenix Life Insurance Company and sold by the Company on behalf of the Affiliate, which is the distributor of the products. Variable annuity commissions are paid to the registered sales agents by Phoenix Life Insurance Company on behalf of the Company and the Company reimburses Phoenix Life Insurance Company.

Compensation and employee benefits are paid by Phoenix Life Insurance Company on behalf of the Company and the Company reimburses Phoenix Life Insurance Company. In addition, Phoenix Life Insurance Company provides certain administrative support to the Company. During the years ended December 31, 2002 and 2001, Phoenix Life Insurance Company charged the Company $4,900,000 and $4,481,000, respectively, for compensation and employee benefits and $5,038,000 and $4,670,000, respectively, for training and other benefits for the Company's registered sales agents and for administrative support.

6. Processing Charges

Effective March 31, 2001, the Company terminated its service agreement with a non-affiliated company and began processing transactions in-house. The Company paid $1,200,000 (included as an expense in 2000) for, among other things, an orderly transition and the right to recruit personnel from the prior servicer.

7. **Income Taxes**

The components of federal and state income taxes for the years ended December 31, are as follows:

	2002	2001
Current		
Federal	$ (592,000)	$ (579,000)
State	(9,000)	20,000
	(601,000)	(559,000)
Deferred		
Federal	243,000	439,000
State	36,000	66,000
	279,000	505,000
	$ (322,000)	$ (54,000)

The tax effect of temporary differences which gave rise to deferred tax assets is as follows:

	December 31 2002	2001
Accrued expenses and reserves	$ 79,000	$ 87,000
Contract termination fee	-	230,000
Securities owned	5,000	43,000
Other	8,000	11,000
Net deferred income tax	$ 92,000	$ 371,000

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the consolidated statements of operations:

	December 31 2002	2001
Losses before income taxes at statutory rate	$ (313,000)	$ (89,000)
Meals and entertainment	4,000	8,000
Tax exempt interest income	(31,000)	(34,000)
State tax, net of federal tax effect	17,000	56,000
Other	1,000	5,000
	$ (322,000)	$ (54,000)

8. Disclosure About Fair Value of Financial Instruments

Financial instruments are reported in the financial statements either at market value or at amounts that approximate fair value.

9. Commitments and Contingent Liabilities

The Company is a defendant in various lawsuits and is the subject of certain claims in connection with the sales of investments by its representatives. Management believes the amount of ultimate liability, if any, with respect to these actions will not have a material adverse effect on the financial condition of the Company. The Company denies liability in the foregoing matters and is vigorously defending against the actions.

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill their obligation on a transaction, the Company may incur a loss. During 2002, the Company did not incur a loss due to counter-party failure.

The Company is engaged in various trading and brokerage activities where the counterparties are broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has a noncancelable lease for its office space, which expires January 15, 2008. The lease provides for certain rent escalations on each anniversary of the lease commencement date. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the term of the lease. At December 31, 2002, the aggregate minimum annual obligations under the operating lease were as follows:

Year Ending December 31,	
2003	$ 420,000
2004	437,000
2005	454,000
2006	473,000
Thereafter	552,000
	$ 2,336,000

Rent expense was $410,000 and $372,000 for the years ended December 31, 2002 and 2001, respectively.

Additional Schedule I

WS Griffith Securities, Inc.

An indirect wholly owned subsidiary of The Phoenix Companies, Inc.

Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1
December 31, 2002

Stockholder's equity	$ 7,893,000
Less non-allowable assets	
Unsecured receivables	3,352,000
Unsecured concessions due from affiliate	246,000
Deposits	116,000
Prepaid expenses	524,000
Deferred income taxes	92,000
Equipment, net	915,000
Other assets	383,000
Net capital before haircuts on securities positions	2,265,000
Less haircuts on securities owned	(245,000)
Other	(188,000)
Net capital	1,832,000
Net capital requirement	
Greater of 6.6667% of aggregate indebtedness or $250,000	402,000
Excess net capital	$ 1,430,000
Aggregate indebtedness	
Total liabilities in consolidated statement of financial condition	$ 6,033,000
Total aggregate indebtedness	$ 6,033,000
Ratio of aggregate indebtedness to net capital	3.29

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2002.

WS Griffith Securities, Inc.

An indirect wholly owned subsidiary of The Phoenix Companies, Inc.

Computation for Reserve Requirements and Information Relating To Possession or Control Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2002

The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego CA 92101
Telephone (619) 744 8000

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
WS Griffith Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of WS Griffith Securities, Inc. and its subsidiaries (the "Company") for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, Company management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 5, 2003